As filed with the Securities and Exchange Commission on July 6, 2010

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

VERMILLION, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-059-5156
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

47350 Fremont Blvd.,

Fremont, CA 94538

(510) 226-2800

(Address, including Zip Code, of Registrant’s

Principal Executive Offices)

Copies to:

Sandra A. Gardiner Vermillion, Inc. 47350 Fremont Blvd., Fremont, CA 94538 (510) 226-2800	Robert Claassen, Esq. Paul, Hastings, Janofsky & Walker LLP 1117 S. California Avenue Palo Alto, CA 94304 (650) 320-1800

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box  ☐

Securities Act registration statement file number to which this form relates:    Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:    None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Common Stock

We are authorized to issue up to 150,000,000 shares of common stock, par value $0.001 per share under our Fourth Amended and Restated Certificate of Incorporation, of which 10,298,696 shares are outstanding as of March 31, 2010.

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for will be, fully paid and nonassesable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

We have never paid or declared any dividend on our common stock and do not anticipate paying cash dividends on our common stock in the future.

Stockholder Rights Plan

We adopted a stockholder rights plan, the purpose of which is, among other things, to enhance the ability of the Board of Directors to protect stockholder interests and to ensure that stockholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. The stockholder rights plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company or a large block of the Company’s common stock.

The rights issued pursuant to our stockholder rights plan will become exercisable the tenth day after a person or group announces acquisition of 15% or more of our common stock or announces commencement of a tender or exchange offer the consummation of which would result in ownership by the person or group of 15% or more of our common stock. If the rights become exercisable, the holders of the rights (other than the person acquiring 15% or more of our common stock) will be entitled to acquire, in exchange for the rights’ exercise price, shares of our common stock or shares of any company in which the Company is merged, with a value equal to twice the rights’ exercise price.

Section 203 of the Delaware Corporation Law

Section 203 of the General Corporation Law of the State of Delaware, or DGCL, prevents an “interested stockholder” (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation’s outstanding voting stock), from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The provisions of Section 203 of the DGCL could make a takeover of our company difficult.

Effect of Certain Provisions of our Certificate of Incorporation and Bylaws

Certain provisions of our Fourth Amended and Restated Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our Bylaws provides for a board of directors divided into three classes and serving staggered, three-year terms. This classified board of directors provision could discourage a third party from making a tender offer for our shares of capital stock or attempting to obtain control of the Company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years. Our Bylaws eliminate the right of stockholders to call special meetings of stockholders or to act by written consent without a meeting and require advance notice for stockholder proposals and director nominations, which may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

Limitation of Liability

Section 145 of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

(i)	shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;

(ii)	may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

(iii)	may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

The indemnification discussed in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause (iii) above may not apply, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless the corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

Article VII of our Fourth Amended and Restated Certificate of Incorporation and Article VI of our Bylaws provide in substance that, to the fullest extent permitted by the DGCL, each director and officer shall be indemnified against reasonable costs and expenses, including attorney’s fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of our company, a predecessor of our company, or serves or served as a director, officer or employee of another enterprise at the request of our company or any predecessor of our company. The indemnification provided by our certificate of incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

Article VII of our Fourth Amended and Restated Certificate of Incorporation provides for the elimination of personal liability of a director for monetary damages for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL. We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Listing

Beginning on July 6, 2010, our shares of common stock will begin trading on The NASDAQ Global Market under the ticker symbol “VRML.”

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no securities of the Company are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vermillion, Inc.

Date: July 6, 2010	By:	/S/ SANDRA A. GARDINER.
	Name:	Sandra A. Gardiner
	Title:	Vice President and Chief Financial Officer